SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 28 June 2012

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland (the "Bank")

Deleveraging Plan Update

BOI confirms that it has achieved its divestment target of €10 billion of international loans, comfortably within the base case discount assumptions used as part of the 2011 Prudential Capital Adequacy Review ("PCAR") with a positive impact on the Group's Core Tier 1 capital ratio.

At the time of its 2011 capital generating and raising exercises, the Bank envisaged reducing the size of its loan book from €114 billion at December 2010 to circa €90 billion at December 2013, with the divestment of €10 billion of international loan assets being a key component of the deleveraging plan.

The Bank today announces that it has agreed to sell a portfolio of UK Infrastructure Project Finance loans, with total drawn and undrawn commitments of circa €0.27 billion to the Danish pension fund PensionDanmark, for a price of c. 83.5% of these commitments. PensionDanmark's investment will be managed by J.P. Morgan Asset Management's Infrastructure Debt Group.

The Bank has placed considerable focus on the achievement of its deleveraging plan and has previously announced divestments totalling circa €9.7 billion. With today's announced agreement and other miscellaneous international loan divestments totalling circa €0.3 billion achieved during the second quarter of 2012, the Bank confirms that it has exceeded its target of €10 billion divestments (total divestments of €10.3 billion achieved) at a weighted average discount on drawn balances of 7.9% as summarised in the table below:

Summary Divestments (€ equivalent)	Total Divestments € bn
UK Mortgages	2.0
Project Finance1	1.9
UK Commercial Real Estate	1.5
US Commercial Real Estate	0.8
Burdale2	0.7
Other International Loans	3.4
Total International Loan Divestments	10.3
Weighted Average Discount (on drawn balances)	7.9%
1
Including c. €0.56 billion of agreed loan sales that are pending completion
2
At time of completion loan balances had reduced to €0.64 billion due to FX movements and loan redemptions

The cash proceeds of all divestments achieved to date have contributed to a reduction in the Bank's wholesale funding requirements in line with its deleveraging plans.

The combined capital impacts of the €10.3 billion divestments achieved to date are comfortably below the base case discounts assumed as part of the 2011 Prudential Capital Assessment Review ("PCAR") and the Prudential Liquidity Assessment Review ("PLAR") processes. From a capital ratio perspective, the losses incurred on the divestments are offset by a reduction in the associated risk weighted assets. The divestments as set out above have had a positive impact on the Group's Core Tier 1 ratio.

Total other loan redemptions and repayments remain in line with the Bank's expectations and the Bank continues to expect that it will be able to achieve its 3 year deleveraging target to reduce its loan book to circa €90 billion at December 2013.

Ends

For further information please contact:

Bank of Ireland
Andrew Keating	Group Chief Financial Officer	+353 (0)76 623 5141
Tony Joyce	Head of Group Investor Relations	+353 (0)76 623 4729
Dan Loughrey	Head of Group Communications	+353 (0)76 623 4770

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 28 June 2012